UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number: 1-15827
VISTEON 401(k) SAVINGS PLAN
(Full title of the plan)
Visteon Corporation
One Village Center Drive, Van Buren Township, Michigan 48111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
(800) VISTEON
(Registrant’s telephone number,
including area code)

VISTEON 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 2, 2006
To the Participants and Plan Administrator
Visteon 401(k) Savings Plan
Van Buren Township, Michigan
We have audited the accompanying statements of net assets available for plan benefits of the Visteon 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

VISTEON 401(k)
SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2005 and 2004

VISTEON 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2005 and 2004

	2005	2004

Assets:
Participant-directed investments:
Interest in Visteon Corporation Master Trust investment accounts (Note E)	$2,553,645	$1,692,563
Participant loans receivable	134,849	44,474

Net Assets Available for Plan Benefits	$2,688,494	$1,737,037

See notes to financial statements.

VISTEON 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2005

Participant-
Directed
Investments

Additions:
Investment income:
Net investment income allocated from Visteon Corporation Master Trust	$146,049
Interest income on participant loans receivable	4,761

Total Investment Income	150,810

Employer contributions	444,304
Employee contributions	742,570
Transfers in and rollovers from other plans	189,309

Total Additions	1,526,993

Deductions:
Plan benefits	570,024
Administrative expenses	5,512

Total Deductions	575,536

Net Additions	951,457

Net Assets Available for Plan Benefits, January 1, 2005	1,737,037

Net Assets Available for Plan Benefits, December 31, 2005	$2,688,494

See notes to financial statements.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN
General
The following brief description of the Visteon 401(k) Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document and amendments for more details regarding the Plan.
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established to encourage and facilitate systematic savings and investment by eligible employees, as follows:
•	Hourly employees of Visteon Corporation (“Visteon”) represented by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”)
•	Salaried and hourly employees of Halla Climate Systems Alabama Corp. (“Halla”)
•	Salaried and hourly employees of Visteon Regional Assembly & Manufacturing, L.L.C. (“VRAM”)
The Plan provides eligible employees an opportunity to become stockholders of Visteon. The Plan includes provisions for voting shares of Visteon stock.
In the 2003 agreement between the UAW, Ford Motor Company (“Ford”), and Visteon, the parties agreed that all UAW-represented hourly employees hired at Visteon facilities during the term of the 2000-2003 UAW-Visteon agreement would become Ford employees covered in all respects by successive UAW-Ford National Agreements so long as they remain Ford employees, as well as during their retirement. Effective December 22, 2003, the Plan’s participants could: (1) elect a cash distribution, (2) roll over the balance to an eligible individual retirement account or qualified plan, or (3) elect a “special rollover” to the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees, which would include any outstanding loan balances. If the participant’s balance was at least $3,500, the participant could leave these assets in the Plan, subject to Plan provisions, and can withdraw them at any time. The Plan distributed assets under $3,500 to Plan participants.
Pursuant to the Visteon Hourly Employee Conversion Agreement between Visteon and Ford effective as of October 1, 2005, and a Memorandum of Agreement dated May 24, 2005 by and between the UAW, Ford, and Visteon, all Visteon employees represented under the Master Visteon-UAW Collective Bargaining Agreement dated June 29, 2000 and the Supplemental Agreement dated as of May 4, 2004 became employees of Ford covered by the UAW-Ford National Agreement on October 1, 2005.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN (CONTINUED)
General (continued)
Converted employees could elect distributions or rollovers consistent with those described in the preceding paragraph, except that, consistent with the terms of the Plan as amended effective March 28, 2005, mandatory distributions greater than $1,000 were made in the form of a direct rollover to an individual retirement account designated by the Plan’s Administrative Committee, unless the participant affirmatively elected a direct distribution or rollover to a different individual retirement account or qualified plan.
Eligibility
Eligibility to participate in the Plan varies with employment at Visteon, Halla, and VRAM (collectively, the “participating employers”). The eligibility period ranges from first day of the month following the date of hire to three months following the date of hire.
Contributions
Under the Plan, and subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), participants may elect to contribute up to 50 percent of their eligible wages. Participants employed at Visteon may also elect to redirect their annual profit sharing bonus, if any, to be a contribution to the Plan. Participants who have attained the age of 50 are eligible to make additional pre-tax catch-up contributions. Pre-tax and catch-up contributions are excluded from participants’ taxable income.
Matching contributions are made by the participating employers and are directed by the participants to funds available in the Plan. The amount of matching contributions depends on employment with the participating employer. Participants should refer to the Plan document for additional details regarding the amount of the matching contribution. Employees of VRAM also receive a fixed annual contribution from the employer.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of: (a) Plan earnings, and (b) certain fund expenses. Allocations are based on participant earnings or account balances. Under the Plan, certain funds will charge fees on short-term transfers, which are paid from the participant’s account. The benefit to which a participant is entitled is determined from the participant’s vested account.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN (CONTINUED)
Benefits
Distributions of benefits shall be made upon the occurrence of any one of the following:
•	In-service withdrawal of the participant beyond age 59 1/2

•	Death of the participant

•	Hardship withdrawal

•	Termination of employment for any reason
Benefits due upon death are paid in a lump-sum and are based on the vested balances in the participants’ accounts. Benefits due upon termination or withdrawal are paid in a lump-sum or through installments payable monthly, quarterly, semi-annually, or annually and are based on vested balances in the participants’ accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 70 1/2.
Vesting
Participants are immediately 100 percent vested in their contributions and actual earnings thereon, regardless of length of service. Vesting of employer contributions to the Plan varies with employment at the participating employer. The vesting period ranges from one year to three years. Annual fixed contributions made to VRAM participants become fully vested after five years of employment. A participant also becomes fully vested in his or her employer contribution account if the participant’s severance date occurs after attaining age 65 or upon death or total and permanent disability.
Investment Options
Upon enrollment in the Plan, a participant may direct contributions in any of several investment options, including the Visteon Stock Fund, the Common Stock Fund, and other investment options selected by the Plan’s Investment Committee.
Effective December 31, 2005, the Visteon Stock Fund was closed to new contributions and transfers. All units held in the Visteon Stock Fund after June 30, 2006 will be liquidated. After the liquidation process has been completed, all balances will be transferred to the default investment fund, as specified in the Plan, unless redirected to a different fund by the participant. Participants may elect an exchange out of the Visteon Stock Fund at any time prior to the transfer to the default investment fund.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN (CONTINUED)
Transfers of Assets
The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers to the T. Rowe Price Funds and the Visteon Stock Fund.
Participant Loans
Participants may borrow from the Plan a minimum of $1,000. The maximum amount which may be borrowed is 50 percent of their vested account balances, up to $50,000. Loans incur an interest rate equal to the annual prime rate, as published by the Wall Street Journal. Repayment of any loan is made through employee payroll deductions not less frequently than once per calendar quarter; participants may also make additional payments on loans. A participant who is placed on a leave of absence may also apply for a loan.
Forfeitures
The Plan permits Visteon to use assets forfeited by participants to pay Plan administrative expenses. To the extent that forfeited assets are not available to pay certain administrative expenses, Visteon pays such expenses. As of December 31, 2005 and 2004, forfeited nonvested amounts available to offset future administrative expenses totaled approximately $20,000 and $-0-, respectively.
Administration
The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of the Plan’s participants and their beneficiaries, subject to the specific terms of the Plan. Assets of the Plan are held and administered by Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee. It is Fidelity’s responsibility to invest Plan assets in accordance with participants’ directions, or as otherwise provided in the trust agreement, and to distribute benefits to participants. Fidelity is also responsible for daily administration of Plan activity. Fidelity Employer Services Company is responsible for payroll administration.
Dividends
Dividends that are distributed from the Visteon Stock Fund are automatically reinvested in the fund, unless the participant elects to receive such dividends in cash.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Master Trust Participation
The Plan participates in the Visteon Corporation Master Trust (the “Master Trust”). See Note E for details of the Plan’s participation in the Master Trust, as well as the valuation of the investments in the Master Trust.
Investments
Participant loans receivable are valued at cost, which approximates fair value.
Purchases and sales of Plan and Master Trust investment account securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividend income of the investment accounts is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
Contributions
Employee contributions are recorded in the period that payroll deductions are made from participants. Participants’ pre-tax and after-tax contributions are paid to the Plan when amounts can be reasonably segregated.
Payment of Benefits
Plan benefits are recorded when paid.
Administrative Expenses
Brokerage fees associated with exchanges into and out of the Visteon Stock Fund, as well as management fees for the Common Stock Fund and the Barclays Global Investors Bond Index Fund, are paid from the respective fund assets. Other expenses of administering the Plan are paid either out of forfeited assets or by Visteon and are not charged to the participants’ accounts.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Master Trust invests in various securities, including registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
NOTE C — INCOME TAX STATUS
The Plan obtained its latest determination letter on January 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE D — PLAN TERMINATION
Although it has expressed no intention to do so, Visteon has the right to terminate the Plan, subject to the requirements of ERISA. In the event the Plan is terminated, the net assets available to provide benefits would be distributed to the participants in proportion to their respective account balances after payment of expenses properly charged against the Plan.
Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution, or withdrawal of the securities, cash, and cash value of the Visteon Stock Fund units in the account of the participant as of the effective date of such termination.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE E — MASTER TRUST INVESTMENTS
The Master Trust combines, for investment purposes, assets of the Visteon Investment Plan and the Visteon 401(k) Savings Plan (collectively, the “Plans”). The assets of the Master Trust are held in separate trust accounts.
The Plans hold units of the investment accounts, and each unit represents an equal undivided interest in the assets of that investment account. Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon each Plan’s units as a percentage of the total units of the Master Trust as of the valuation date. The percentage of assets held by each of the Plans also may change by the purchase or sale of assets at each monthly valuation date.
Estimated fair value amounts have been determined using available market information and various valuation methods, depending on the type of instrument. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.
The units of the investment accounts are valued at the end of each month based on the fair value of the underlying assets as determined by Fidelity at those dates.
Investments in Visteon common stock and registered investment companies are valued at quoted market prices existing on the regular monthly valuation dates. Interests in common and commingled trust funds are valued at unit values based on the fair value of the underlying investments, estimated as determined by Fidelity.
The Plan’s investments and, therefore, the Master Trust’s investments are directed by participants based on their elections.

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE E — MASTER TRUST INVESTMENTS (CONTINUED)
The investment accounts of the Master Trust as of December 31, 2005 and 2004 are summarized as follows:

	2005	2004
	(in thousands)

Investments at Fair Value as Determined by Quoted Market Price:
Registered investment companies	$421,229	$288,629
Common stock	25,817	43,895
Investments at Estimated Fair Value:
Common and commingled trust funds	33,267	107,615

Net Assets of Investment Accounts	$480,313	$440,139

Plan’s Approximate Percentage Interest in Investment Accounts	0.53%	0.38%

Net investment income in the Master Trust for the year ended December 31, 2005 is as follows:

(in thousands)
Interest and dividend income	$17,190

Net appreciation (depreciation) of Master Trust assets by type of investment during the year ended December 31, 2005 is as follows:

(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Registered investment companies	$14,280
Common stock	(9,949)
Investments at Estimated Fair Value:
Common and commingled trust funds	2,408

Net Appreciation in Fair Value of Investments	$6,739

VISTEON 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain Master Trust investments are shares of registered investment companies and units of collective trusts managed by Fidelity Management and Research Company; Fidelity Management Trust Company is the Plan’s trustee. Therefore, these transactions qualify as party-in-interest transactions. Also, certain administrative expenses and investment management service fees are paid by Visteon.
NOTE G — LITIGATION
In March and April 2005, Visteon and a number of current and former employees, officers, and directors were named as defendants in three class action lawsuits brought under ERISA in the U.S. District Court for the Eastern District of Michigan. In September 2005, the plaintiffs filed an amended and consolidated complaint, which generally alleges that the defendants breached their fiduciary duties under ERISA during the class period by, among other things, continuing to offer Visteon stock as an investment alternative under the Plan and the Visteon Investment Plan (collectively, the “Plans”), failing to disclose complete and accurate information regarding the prudence of investing in Visteon stock, failing to monitor the actions of certain of the defendants, and failing to avoid conflicts of interest or promptly resolve them. The consolidated complaint was brought on behalf of a named plaintiff and a putative class consisting of all participants or beneficiaries of the Plans whose accounts included Visteon stock at any time from July 20, 2001 through May 25, 2005. Class action status has not yet been certified in this litigation. In November 2005, the defendants moved to dismiss the consolidated amended complaint on various grounds.
Visteon and its current and former directors and officers intend to contest the foregoing lawsuits vigorously. In addition, Visteon, its insurer and plaintiffs’ counsel are engaged in settlement negotiations. However, at this time, it is not possible to predict with certainty the final outcome of the foregoing lawsuits or the amount or range of any potential monetary relief that may be payable to the Plans.

SUPPLEMENTAL SCHEDULE

VISTEON 401(k) SAVINGS PLAN
(Federal Employer Identification Number: 38-3519512; Plan Number: 005)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)
December 31, 2005

Description of Investment
	Identity of Issue,	(Including Maturity Date,
Party-in-	Borrower, Lessor,	Rate of Interest, Collateral,		Current
Interest	or Similar Party	and Par or Maturity Value)	Cost	Value

*	Plan participants	Loans receivable; interest rates
ranged from 4.00 percent to
7.75 percent during 2005,
		maturing through 2011	$-0-	$134,849
There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2005. This schedule does not include investment assets held by the Visteon Corporation Master Trust.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VISTEON 401(k) SAVINGS PLAN
(Name of Plan)

June 28, 2006
/s/ Dorothy L. Stephenson

Dorothy L. Stephenson
Visteon 401(k) Savings Plan
Administrative Committee

VISTEON 401(k) SAVINGS PLAN
CONTENTS
EXHIBIT:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16